Exhibit 99.2

NQ MOBILE Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE: NQ)

________

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

to Be Held on February 27, 2018

(or any adjourned meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (“EGM”) of NQ Mobile Inc. (the “Company”) will be held at the office of Skadden, Arps, Slate, Meagher, & Flom, 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on February 27, 2018 at 9 a.m. (Beijing time), and at any adjourned meeting thereof for the following purpose:

1.	To consider and, if thought fit, pass the following resolution:

“RESOLVED, as a special resolution:

THAT the legal name of the Company be changed from “NQ Mobile Inc.” to “Link Motion Inc.,” and the ticker of the Company be changed from “NQ” to “LKM.”

THAT the Sixth Amended and Restated Memorandum of Association and the Sixth Amended and Restated Articles of Association of the Company, each as amended, supplemented or restated from time to time, be amended by changing the references to the name of the Company from “NQ Mobile Inc.” to “Link Motion Inc.” in its entirety.

THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his absolute discretion, thinks fit.”

2.	To transact any such other business that may properly come before the meeting.

The board of directors of the Company has fixed the close of business on January 29, 2018 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the EGM or any adjourned meeting thereof.

Please refer to the accompanying Form of Proxy, which is made a part of this notice. Holders of record of the Company’s Class A or Class B common shares, par value US$0.0001 per share (the “Common Shares”), at the close of business on the Record Date, are entitled to vote at the EGM and any adjourned meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying Common Shares must act through Deutsche Bank Trust Company Americas, the depositary bank for the Company’s ADS program.

Holders of record of the Company’s common shares as of the Record Date are cordially invited to attend the EGM in person. Your vote is important. If you cannot attend the EGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the EGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.nq.com, or by contacting NQ Mobile Inc. at investors@nq.com, or by writing to NQ Mobile Inc. at No. 4 Building, 11 Heping Li East Street, Dongcheng District, Beijing 100013, The People’s Republic of China, telephone: +86 10 6452 2017.

By Order of the Board of Directors,

/s/ Vincent Wenyong Shi
Vincent Wenyong Shi
Chairman of the Board of Directors

Beijing, January 22 , 2018